Filed by: Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Alabama National BanCorporation
Commission File No.: 0-25160

RBC CENTURA ACQUIRES ALABAMA NATIONAL BANCORPORATION

Deal expands RBC Centura’s network to more than 440 locations throughout high-growth Southeastern markets

RALEIGH, NC, September 6, 2007 — RBC Centura Banks, Inc., a wholly owned subsidiary of Royal Bank of Canada (RY on TSX and NYSE), and Birmingham-based Alabama National BanCorporation (NASDAQ: ALAB) today announced the signing of a definitive merger agreement pursuant to which RBC Centura Banks, Inc., will acquire Alabama National BanCorporation (ANB), parent of 11 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia.

Under the agreement, shareholders of ANB will receive $80 per share payable in cash, RBC shares or a combination of each, valuing the deal at approximately $1.6 billion, with the total transaction consideration consisting one half of cash and one half of RBC shares. The acquisition is subject to customary closing conditions, including approval by U.S. and Canadian regulators and by ANB shareholders. The transaction, scheduled to close in early 2008, is expected to make a significant contribution to RBC Centura’s revenue growth in the near term and be accretive to RBC earnings in 2009.

“This acquisition positions RBC Centura even better to serve the banking needs of businesses, business owners and professionals in the Southeast,” said Scott Custer, chairman and chief executive officer of RBC Centura. “This deal strengthens our ability to reach more customers in the region by expanding our branch network to more than 440 locations, solidifying our market position in Alabama and opening new and important markets in Florida, and increasing our presence in Atlanta.

“By adding 45 locations in Alabama, 45 locations in Florida and 13 locations in Georgia, the acquisition of ANB is a logical step for RBC Centura to gain market share in the Southeast,” Custer said.

“I am very pleased to have ANB join forces with RBC,” said John H. Holcomb III, ANB Chairman and CEO. “Our company’s success over the years can be attributed to the talented individuals we’ve hired and who have joined us from acquisitions. Similarly, I’m excited about the prospect of future success as our team joins RBC and leverages the cultural and geographic fit between our organizations and as we become part of one of North America’s leading financial service organizations.”

“This acquisition reflects RBC’s stated approach to expand strategically in the U.S.” Custer said. “We are continuing to pursue investments that will grow our business in high growth markets and bring diverse service offerings and capabilities to new and existing customers.”

Under the agreement, RBC Centura will acquire ANB, which includes 11 bank subsidiaries with 103 banking centers, eight mortgage/loan offices and 124 ATMs. As of June 30, 2007, ANB had assets of $7.9 billion, deposit balances of $5.8 billion and loans of $5.7 billion. Upon completion of the transaction, RBC Centura will surpass $33 billion in assets and will grow to 85 locations in Alabama, 89 locations in Florida and 68 in Georgia.

The transaction extends RBC’s growing U.S. financial services platform focused on banking and wealth management. In addition to RBC Centura, RBC’s U.S. operations include: RBC Dain Rauscher, a full-service securities firm headquartered in Minneapolis; RBC Insurance, a national provider of insurance protection and asset accumulation solutions based in Greenville, S.C.; RBC Capital Markets, with corporate and investment banking operations in New York, Minneapolis, Greenwich and other select U.S. locations; and Global Private Banking with offices in New York, Miami, Houston and San Francisco.

About ANB

ANB is a bank holding company operating 103 banking locations through eleven bank subsidiaries in Alabama, Florida and Georgia. Alabama subsidiaries include: First American Bank in north central Alabama; Alabama Exchange Bank in Tuskegee; and Bank of Dadeville. Florida subsidiaries are: Indian River National Bank in Vero Beach; First Gulf Bank, N.A. in Escambia County, Florida and Baldwin County, Alabama; Florida Choice Bank in Central Florida including metro Orlando; Community Bank of Naples, N.A.; Cypress Coquina Bank in Ormond Beach; and Millennium Bank in Gainesville. ANB has two subsidiaries in Georgia: Georgia State Bank and The Peachtree Bank, both in metropolitan Atlanta. ANB provides full banking services to individuals and businesses. Commercial mortgage services, including the origination of permanent commercial real estate mortgage loans for various lenders, are provided by Byars and Company, a division of First American Bank. Brokerage services are provided to customers through First American Bank’s wholly owned subsidiary, NBC Securities, Inc. Investments are not bank guaranteed, not FDIC insured and may lose value.

About RBC Centura Banks, Inc.

RBC Centura offers a wide range of financial services and advice, including a complete line of banking, investment, loan, mortgage, life insurance, and other services, to individuals, businesses and public institutions throughout the Southeast. RBC Centura’s multifaceted customer access network includes more than 340 full-service banking centers, an extensive ATM network, and telephone and Internet banking. In addition, RBC Centura offers builder finance products through its RBC Builder Finance division. RBC Centura Banks, Inc. is a wholly owned subsidiary of Royal Bank of Canada (RY on TSX and NYSE). Additional information about RBC Centura may be found at www.rbccentura.com.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our corporate support team enables business growth with expert professional advice and state-of-the art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients throughout offices in North America and 34 countries around the world. For more information, please visit www.rbc.com.

Media Contacts:

Kristen Doherty, RBC Centura, (919) 788-6076

Jackie Braden, RBC, (416) 974-2124

Will Matthews, ANB, (205) 583-3650

Investor contacts:

Marcia Moffat, Investor Relations, RBC, (416) 955-7803

Bill Anderson, Investor Relations, RBC, (416) 955-7804

For general investor relations information please visit: www.rbc.com/investorrelations.

Will Matthews, ANB, (205) 583-3650

Safe Harbor Regarding Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation, and RBC and Alabama National BanCorporation (“ANB”) intend that such forward-looking statements be subject to the safe-harbor created thereby. The words “may,” “could,” “should,” “would,” “will”, “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve numerous assumptions, and inherent risks and uncertainties, both general and specific, and risks exist that predictions, expectations, projections and other forward-looking statements, including statements about the proposed acquisition of ANB by RBC Centura, will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, that RBC Centura and ANB may be required to modify the terms and conditions of the proposed transaction to achieve regulatory or shareholder approval, or that the anticipated benefits of the transaction are not realized as a result of such things as the strength of the economy and competitive factors in the areas where ANB does business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; RBC Centura’s ability to complete the acquisition of ANB and to integrate it with RBC Centura successfully; reputational risks, and other factors that may affect future results of Royal Bank of Canada, RBC Centura and ANB, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, and technological and regulatory changes. We caution that the foregoing list of important factors is not exhaustive.

Royal Bank of Canada, RBC Centura and ANB assume no obligation to update the forward-looking statements contained in this press release.